

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-mail
Andrew B. Spence, CFO
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

> **Re:** **Ameresco, Inc.**
> **June 30, 2013 Form 10-Q filed August 9, 2013**
> **December 31, 2012 Form 10-K filed March 18, 2013**
> **File No. 1-34811**

Dear Mr. Spence:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief